Exhibit 23

         [LETTERHEAD OF ARMANDO C. IBARRA CERTIFIED PUBLIC ACCOUNTANTS]


February 20, 2002


TO WHOM IT MAY CONCERN:

The firm of Armando C. Ibarra, Certified Public Accountants, APC consents to the inclusion of our report of January 30, 2001, on the financial statements of Vision In Glass, Inc., as of December 31, 2001, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.


Very truly your

/s/ Armando Ibarra

ARMANDO IBARRA, C.P.A.